

Mail Stop 3561

September 9, 2016

Via E-mail
Michael F. Senft
Chief Financial Officer
KLX Inc.
1300 Corporate Center Way
Wellington, Florida 33414

     Re: KLX Inc.
             Form 10-K for Fiscal Year Ended January 31, 2016
             Filed March 24, 2016
             File No. 001-36610

Dear Mr. Senft:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2016

Management's Discussion & Analysis of Financial Condition and Results of Operations
Segment Results, page 46

1.   We note that your discussion of the results of operations by segment includes only the results for the year ended January 31, 2016 compared to the year ended December 31, 2014. In this regard, it appears that your discussion of the results of operations for the year ended December 31, 2014 as compared to December 31, 2013 does not include a discussion of the results by segment. Please revise to include a discussion of the results of operations by segment for each period for which financial statements are provided.

Report of Independent Registered Public Accounting Firm, page F-2

2.   We note from the first paragraph of your auditor's report that the audits included the financial statement schedule listed in the Index at Item 15. Please have the auditors revise the opinion paragraph in the audit report to also opine on the presentation of this financial statement schedule.

Notes to Consolidated and Combined Financial Statements, page F-7

Note 9 – Income Taxes, page F-18

3.   We note that you have federal, state, and foreign operating loss carryforwards. Please revise your future filings to disclose the expiration date(s) of your operating loss carryforwards. Refer to ASC 740-10-50-3(a).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jim Dunn at (202) 551-3724, Claire Erlanger at (202) 551-3301, or in their absence, me at (202) 551-3379 with any questions.

                                        Sincerely,

                                        /s/ Andrew Mew

                                        Andrew Mew
                                        Senior Assistant Chief Accountant
                                        Office of Transportation and Leisure